Mail Stop 6010

April 12, 2007

Gelu Voicu, President and Chief Executive Officer
Catalyst Semiconductor, Inc.
2975 Stender Way
Santa Clara, California 95054

Via U S Mail and FAX [(408) 542-1200]

> **Re: Catalyst Semiconductor, Inc.**
> **Form 10-K for the fiscal year ended April 30. 2006**
> **Form 10-Q for fiscal 2007**
> **File No. 0-21488**

Dear Mr. Voicu:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures, and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended April 30, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Critical Accounting Policies and Estimates, page 31

1.   In the last paragraph under Recognition of Revenues you indicate that you defer the recognition of revenue for certain resellers who have no product return rights and no price protection. In future filings please clarify how this practice is consistent with your disclosed revenue policy and also clarify when revenue is recognized on sales to these resellers. That is, clarify why you defer revenues for certain resellers with high volume purchases. Please also explain in your response to this comment.

Financial Statements, page F-1

2.   In future filings please revise the financial statements and all related tables and disclosures to identify the actual dates on which your fiscal periods end. Similarly, in future filings present audit reports that opine on financial statements as of and for the periods ended on the actual dates on which your fiscal periods end.

Note 4 Balance Sheet Components, page F-15

3.   Please tell us why the amount of the allowance for doubtful accounts has not changed since the end of fiscal 2004.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides the requested information. Confirm that you will comply with these comments in all future filings with the Commission. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments and the requested information.

Mr. Gelu Voicu

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3605, if you have questions regarding our comments. In our absence you may contact Brian R. Cascio, Accounting Branch Chief, at (202) 551-3676

Sincerely,

Gary R. Todd
Reviewing Accountant